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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Multi-Color Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
625383 10 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	625383 10 4	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: The Burton D. Morgan Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-6598971

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		138,605

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		138,605

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	138,605

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00
(1) Based on the 6,524,916 shares of common stock reported as outstanding as of October 31, 2005 in the Multi-Color Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No.	625383 10 4	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Multi-Color Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

425 Walnut Street, Suite 1300, Cincinnati, Ohio 45202

Item 2(a).	Name of Person Filing:

The Burton D. Morgan Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O. Box 1500, Akron, Ohio 44309-1500

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Common Stock, with no par value

Item 2(e).	CUSIP Number:

625383 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

138,605

(b)	Percent of class:

2.1% (Based on the 6,524,916 shares of common stock reported as outstanding as of October 31, 2005 in the Multi-Color Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.)

CUSIP No.	625383 10 4	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 138,605

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 138,605

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP No.	625383 10 4	13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

(Date)

The Burton D. Morgan Foundation

By:	/s/ John V. Frank

(Signature)

John V. Frank, President

(Name/Title)